Exhibit 99.2

Atour Lifestyle Holdings Limited Announces Cash Dividend

SHANGHAI, May 13, 2026 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading lifestyle group in China, today announced that as part of its commitment to enhancing shareholder value, the Board of Directors (the “Board”) has declared a cash dividend under its three-year annual dividend policy (the “Annual Dividend Policy”) adopted in August 2024.

In accordance with the Annual Dividend Policy, as the first dividend payment in 2026, the Board today declared a cash dividend of US$0.18 per ordinary share, or US$0.54 per American depositary share (“ADS”). Each ADS represents three Class A ordinary shares. The aggregate amount of the cash dividend to be distributed will be approximately US$72 million.

The cash dividend will be payable in U.S. dollars on or around June 22, 2026 to the holders of record of the Company’s ordinary shares (excluding certain Class A ordinary shares previously held by The Bank of New York Mellon, as the depositary bank, for bulk issuance of ADSs reserved under the Company’s share incentive plan) and ADSs as of the close of trading on June 5, 2026 (U.S. Eastern Time). Dividends to be paid to the Company’s ADS holders through the depositary will be subject to the terms of the deposit agreement by and among the Company, the depositary, and the holders and beneficial owners of ADSs issued thereunder, including the fees and expenses payable thereunder.

The Board adopted the Annual Dividend Policy in August 2024, under which the Company plans to declare and distribute dividends with an aggregate amount of no less than 50% of its net income for the preceding financial year in each of the three financial years commencing in 2024. Under the Annual Dividend Policy, the exact dividend amount will be determined at the Board’s discretion based on its assessment of the Company’s actual and projected results of operations, financial and cash position, capital requirements, and other relevant factors.

As of March 31, 2026, the Company had approximately RMB3.7 billion (US$536 million) in cash, cash equivalents, and restricted cash.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading lifestyle group in China that operates both hospitality and retail businesses. As a leader in quality living, Atour is dedicated to creating an intimate ambiance where people can warmly connect. Guided by its people-serving philosophy, Atour continuously refines its products and services to curate exceptional experiences for every user.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited
Email: ir@yaduo.com

Christensen Advisory
Email: atour@christensencomms.com
Tel: +86-10-5900-1548